Atlassian Announces First Quarter Fiscal Year 2019 Results

Quarterly revenue of $267.3 million, up 37% year-over-year
Quarterly IFRS operating margin of 0% and non-IFRS operating margin of 23%
Quarterly free cash flow of $74.2 million and free cash flow margin of 28%

SAN FRANCISCO (October 18, 2018) — Atlassian Corporation Plc (NASDAQ: TEAM), a leading provider of team collaboration and productivity software, today announced financial results for its first quarter of fiscal 2019 ended September 30, 2018 and released a shareholder letter on the Investor Relations section of its website at https://investors.atlassian.com. All financial results and targets are based on the new revenue recognition standard IFRS 15, which the company adopted on July 1, 2018.

“We had a great start to fiscal 2019, highlighted by Atlassian Summit Europe in Barcelona, where we had the opportunity to interact with our European customers and discuss the latest updates across our products and company,” said Scott Farquhar, Atlassian’s co-CEO and co-founder. “At Summit, we shared two significant announcements targeted at a critically important workflow for modern IT teams - the incident management lifecycle. We announced the acquisition of OpsGenie, a leader in incident alerting and rostering. And we introduced a new product - Jira Ops - a unified incident command center for IT teams to coordinate response and resolution. Alongside our other offerings, these two products support our efforts to deepen Atlassian’s focus on IT teams in fiscal 2019 and help realize our broader mission to unleash the potential of every team.”

First Quarter Fiscal Year 2019 Financial Highlights:
On an IFRS basis, Atlassian reported:

•	Revenue: Total revenue was $267.3 million for the first quarter of fiscal 2019, up 37% from $195.5 million for the first quarter of fiscal 2018.

•
Operating Loss and Operating Margin: Operating loss was $0.2 million for the first quarter of fiscal 2019, compared with $20.3 million for the first quarter of fiscal 2018. Operating margin was 0% for the first quarter of fiscal 2019, compared with (10%) for the first quarter of fiscal 2018.

•
Net Loss and Net Loss Per Diluted Share: Net loss was $242.4 million for the first quarter of fiscal 2019, compared with $11.5 million for the first quarter of fiscal 2018. Net loss per diluted share was $1.03 for the first quarter of fiscal 2019, compared with $0.05 for the first quarter of fiscal 2018.

Net loss for the first quarter of fiscal 2019 included a non-cash charge to other non-operating expense and finance costs totaling $244.7 million, primarily as a result of marking to fair value the exchange feature on Atlassian’s exchangeable senior notes and the related capped calls.

•	Balance Sheet: Cash and cash equivalents, and short-term investments at the end of the first quarter of fiscal 2019 totaled $1.8 billion.
On a non-IFRS basis, Atlassian reported:

•
Operating Income and Operating Margin: Operating income was $62.5 million for the first quarter of fiscal 2019, compared with $38.2 million for the first quarter of fiscal 2018. Operating margin was 23% for the first quarter of fiscal 2019, compared with 20% for the first quarter of fiscal 2018.

•
Net Income and Net Income Per Diluted Share: Net income was $49.2 million for the first quarter of fiscal 2019, compared with $32.5 million for the first quarter of fiscal 2018. Net income per diluted share was $0.20 for the first quarter of fiscal 2019, compared with $0.13 per diluted share for the first quarter of fiscal 2018.

•
Free Cash Flow: Cash flow from operations for the first quarter of fiscal 2019 was $84.9 million, while capital expenditures totaled $10.7 million, resulting in free cash flow of $74.2 million, an increase of 18% year-over-year.

A reconciliation of IFRS to non-IFRS financial measures has been provided in the financial statement tables included in this press release. An explanation of these measures is also included below, under the heading “About Non-IFRS Financial Measures.”

Recent Business Highlights:

•
Customer growth: Atlassian ended the first quarter of fiscal 2019 with a total customer count, on an active subscription or maintenance agreement basis, of 131,684, having added 5,888 net new customers during the quarter.

•
OpsGenie acquisition: On September 4, 2018, Atlassian announced that it entered into a definitive agreement to acquire OpsGenie, whose technology enables companies to better plan for and respond to IT service disruptions. When outages occur, OpsGenie’s technology quickly routes alerts to the appropriate IT teams, speeding diagnosis and resolution, and reducing downtime. The acquisition is valued at approximately $295 million, comprising approximately $259 million in cash and the remainder in Atlassian restricted shares. The acquisition closed on October 1, 2018.

•
Jira Ops launch: Atlassian introduced its newest product, Jira Ops, an end-to-end incident management platform. Jira Ops will serve as a unified incident command center for IT and software teams, providing them a central place to coordinate work during an incident.

Financial Targets:
Atlassian is providing its financial targets for the second quarter and full fiscal year 2019. The company’s financial targets are as follows:

•	Second Quarter Fiscal Year 2019:

•	Total revenue is expected to be in the range of $287 million to $289 million.

•	Gross margin is expected to be approximately 83% on an IFRS basis and approximately 86% on a non-IFRS basis.

•	Operating margin is expected to be approximately (6%) on an IFRS basis and approximately 22% on a non-IFRS basis.

•	Net loss per diluted share is expected to be approximately ($0.07) on an IFRS basis, and net income per diluted share is expected to be approximately $0.21 on a non-IFRS basis.

•
Weighted average share count is expected to be in the range of 238 million to 239 million shares when calculating diluted IFRS net loss per share and in the range of 249 million to 250 million shares when calculating diluted non-IFRS net income per share.

•	Fiscal Year 2019:

•	Total revenue is expected to be in the range of $1,175 million to $1,183 million.

•	Gross margin is expected to be in the range of 82% to 83% on an IFRS basis and in the range of 85% to 86% on a non-IFRS basis.

•	Operating margin is expected to be approximately (7%) on an IFRS basis and approximately 20% on a non-IFRS basis.

•	Net loss per diluted share is expected to be approximately ($1.30) on an IFRS basis, and net income per diluted share is expected to be approximately $0.78 on a non-IFRS basis.

•
Weighted average share count is expected to be in the range of 238 million to 240 million shares when calculating diluted IFRS net loss per share and in the range of 250 million to 252 million shares when calculating diluted non-IFRS net income per share.

•	Free cash flow is expected to be in the range of $360 million to $370 million, which includes capital expenditures that are expected to be approximately $40 million.
With respect to Atlassian’s expectations under “Financial Targets” above, a reconciliation of IFRS to non-IFRS gross margin, operating margin, net income per diluted share, and free cash flow has been provided in the financial statement tables included in this press release.

Shareholder Letter and Webcast/Conference Call Details
A detailed shareholder letter is available on the Investor Relations section of Atlassian’s website at: https://investors.atlassian.com. Atlassian will host a webcast and conference call to answer questions today:

•	When: Thursday, October 18, 2018 at 2:00 p.m. Pacific Time (5:00 p.m. Eastern Time).

•
Webcast: A live webcast of the call can be accessed from the Investor Relations section of Atlassian’s website at: https://investors.atlassian.com. Following the call, a replay will be available on the same website.

•
Dial in: To access the call via telephone in North America, please dial 1-888-346-0688. For international callers, please dial 1-412-902-4250. Participants should request the “Atlassian call” after dialing in.

•
Audio replay: An audio replay of the call will be available via telephone for seven days, beginning two hours after the call. To listen to the replay in North America, please dial 1-877-344-7529 (access code 10124506). International callers, please dial 1-412-317-0088 (access code 10124506).

Atlassian has used, and will continue to use, its Investor Relations website at https://investors.atlassian.com as a means of making material information public and for complying with its disclosure obligations.

About Atlassian
Atlassian unleashes the potential of every team. Our team collaboration and productivity software helps teams organize, discuss and complete shared work. Teams at more than 131,000 customers, across large and small organizations - including General Motors, Walmart Labs, Bank of America Merrill Lynch, Lyft, Verizon, Spotify and NASA - use Atlassian’s project tracking, content creation and sharing, and service management products to work better together and deliver quality results on time. Learn more about our products, including Jira Software, Confluence, Trello, Bitbucket and Jira Service Desk, at https://atlassian.com/.

Investor Relations Contact
Ian Lee
IR@atlassian.com
Media Contact
Gabe Madway
press@atlassian.com
Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact could be deemed forward looking, including risks and uncertainties related to statements about our products, customers, anticipated benefits of the OpsGenie acquisition, market expansion, technology and other key strategic areas, and our financial targets such as revenue, share count and IFRS and non-IFRS financial measures including gross margin, operating margin, net income (loss) per diluted share, and free cash flow.
We undertake no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.
The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made.
Further information on these and other factors that could affect our financial results is included in filings we make with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in our most recent Forms 20-F and 6-K (reporting our quarterly results). These documents are available on the SEC Filings section of the Investor Relations section of our website at: https://investors.atlassian.com/.

About Non-IFRS Financial Measures
Our reported results and financial targets include certain non-IFRS financial measures, including non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow. Management believes that the use of these non-IFRS financial measures provides consistency and comparability with our past financial performance, facilitates period-to-period comparisons of our results of operations, and also facilitates comparisons with peer companies, many of which use similar non-IFRS or non-GAAP financial measures to supplement their IFRS or GAAP results. Non-IFRS results are presented for supplemental informational purposes only to aid in understanding our operating results. The non-IFRS results should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from non-IFRS or non-GAAP measures used by other companies.
Our non-IFRS financial measures include:

•	Non-IFRS gross profit. Excludes expenses related to share-based compensation and amortization of acquired intangible assets.

•	Non-IFRS operating income. Excludes expenses related to share-based compensation and amortization of acquired intangible assets.

•
Non-IFRS net income and non-IFRS net income per diluted share. Excludes expenses related to share- based compensation, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets.

•	Free cash flow. Free cash flow is defined as net cash provided by operating activities less capital expenditures, which consists of purchases of property and equipment.
Our non-IFRS financial measures reflect adjustments based on the items below:

•	Share-based compensation

•	Amortization of acquired intangible assets

•	Non-coupon impact related to exchangeable senior notes and capped calls:

◦	Amortization of notes discount and issuance costs

◦	Mark to fair value of the exchangeable senior notes exchange feature

◦	Mark to fair value of the related capped call transactions

•	The related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets
We exclude expenses related to share-based compensation, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets from certain of our non-IFRS financial measures as we believe this helps investors understand our operational performance. In addition, share-based compensation expense can be difficult to predict and varies from period to period and company to company due to differing valuation methodologies, subjective assumptions, and the variety of equity instruments, as well as changes in stock price. Management believes that providing non-IFRS financial measures that exclude share-based compensation expense, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets allow for more meaningful comparisons between our operating results from period to period.
Management considers free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic opportunities, including investing in our business, making strategic acquisitions, and strengthening our statement of financial position.
Management uses non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow:

•	As measures of operating performance, because these financial measures do not include the impact of items not directly resulting from our core operations;

•	For planning purposes, including the preparation of our annual operating budget;

•	To allocate resources to enhance the financial performance of our business;

•	To evaluate the effectiveness of our business strategies; and

•	In communications with our Board of Directors concerning our financial performance.
The tables in this press release titled “Reconciliation of IFRS to Non-IFRS Results” and “Reconciliation of IFRS to Non-IFRS Financial Targets” provide reconciliations of non-IFRS financial measures to the most recent directly comparable financial measures calculated and presented in accordance with IFRS.

We understand that although non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow are frequently used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS.

Atlassian Corporation Plc
Consolidated Statements of Operations
(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended September 30,
	2018	2017
		*As Adjusted
Revenues:
Subscription	$134,065	$86,391
Maintenance	92,736	76,219
Perpetual license	21,839	19,448
Other	18,652	13,422
Total revenues	267,292	195,480
Cost of revenues (1) (2)	45,185	40,090
Gross profit	222,107	155,390
Operating expenses:
Research and development (1)	124,380	94,862
Marketing and sales (1) (2)	52,262	45,092
General and administrative (1)	45,657	35,725
Total operating expenses	222,299	175,679
Operating loss	(192)	(20,289)
Other non-operating expense, net	(237,248)	(665)
Finance income	7,266	1,255
Finance costs	(9,902)	(9)
Loss before income tax (expense) benefit	(240,076)	(19,708)
Income tax (expense) benefit	(2,369)	8,238
Net loss	$(242,445)	$(11,470)
Net loss per share attributable to ordinary shareholders:
Basic	$(1.03)	$(0.05)
Diluted	$(1.03)	$(0.05)
Weighted-average shares outstanding used to compute net loss per share attributable to ordinary shareholders:
Basic	236,219	228,156
Diluted	236,219	228,156
(1)Amounts include share-based payment expense, as follows:

	Three Months Ended September 30,
	2018	2017
Cost of revenues	$3,519	$2,992
Research and development	26,846	25,971
Marketing and sales	7,761	6,209
General and administrative	10,254	8,953

(2)Amounts include amortization of acquired intangible assets, as follows:

	Three Months Ended September 30,
	2018	2017
Cost of revenues	$5,351	$5,293
Marketing and sales	8,988	9,022
* As adjusted to reflect the impact of the full retrospective adoption of IFRS 15.

Atlassian Corporation Plc
Consolidated Statements of Financial Position
(U.S. $ in thousands)
(unaudited)

	September 30, 2018	June 30, 2018
		*As Adjusted
Assets
Current assets:
Cash and cash equivalents	$1,517,780	$1,410,339
Short-term investments	277,246	323,134
Trade receivables	51,690	46,141
Current tax receivables	1,460	12,622
Prepaid expenses and other current assets	28,734	29,795
Total current assets	1,876,910	1,822,031
Non-current assets:
Property and equipment, net	57,016	51,656
Deferred tax assets	59,690	59,220
Goodwill	311,931	311,943
Intangible assets, net	50,081	63,577
Other non-current assets	197,894	113,401
Total non-current assets	676,612	599,797
Total assets	$2,553,522	$2,421,828
Liabilities
Current liabilities:
Trade and other payables	$96,099	$113,105
Current tax liabilities	1,342	172
Provisions	7,376	7,215
Deferred revenue	344,909	324,394
Total current liabilities	449,726	444,886
Non-current liabilities:
Deferred tax liabilities	12,065	12,160
Provisions	4,348	4,363
Deferred revenue	19,611	18,477
Exchangeable senior notes, net	827,970	819,637
Other non-current liabilities	526,532	214,985
Total non-current liabilities	1,390,526	1,069,622
Total liabilities	1,840,252	1,514,508
Equity
Share capital	23,711	23,531
Share premium	455,727	454,766
Other capital reserves	605,504	557,100
Other components of equity	(1,211)	(61)
Accumulated deficit	(370,461)	(128,016)
Total equity	713,270	907,320
Total liabilities and equity	$2,553,522	$2,421,828
* As adjusted to reflect the impact of the full retrospective adoption of IFRS 15.

Atlassian Corporation Plc
Consolidated Statements of Cash Flows
(U.S. $ in thousands)
(unaudited)

	Three Months Ended September 30,
	2018	2017
		*As Adjusted
Operating activities
Loss before income tax (expense) benefit	$(240,076)	$(19,708)
Adjustments to reconcile loss before income tax (expense) benefit to net cash provided by operating activities:
Depreciation and amortization	17,415	20,580
Loss (gain) on sale of investments and other assets	10	(16)
Net unrealized foreign currency gain	(422)	(20)
Share-based payment expense	48,380	44,125
Net unrealized loss on exchange derivative and capped calls	236,353	—
Amortization of debt discount and issuance cost	8,333	—
Interest income	(7,266)	(1,255)
Interest expense	1,570	—
Changes in assets and liabilities:
Trade receivables	(5,371)	(3,719)
Prepaid expenses and other assets	1,678	2,695
Trade and other payables, provisions and other non-current liabilities	(14,278)	1,153
Deferred revenue	21,648	21,241
Interest received	6,740	1,430
Tax refunds received (income tax paid), net	10,215	(1,257)
Net cash provided by operating activities	84,929	65,249
Investing activities
Purchases of intangible assets	(850)	—
Purchases of property and equipment	(10,716)	(2,564)
Proceeds from sales of property, equipment and intangible assets	721	—
Purchases of investments	(64,441)	(102,341)
Proceeds from maturities of investments	92,333	50,768
Proceeds from sales of investments	5,521	49,384
Increase in restricted cash	—	(132)
Net cash provided by (used in) investing activities	22,568	(4,885)
Financing activities
Proceeds from exercise of share options	997	877
Payment of exchangeable senior notes issuance costs	(410)	—
Net cash provided by financing activities	587	877
Effect of exchange rate changes on cash and cash equivalents	(643)	210
Net increase in cash and cash equivalents	107,441	61,451
Cash and cash equivalents at beginning of period	1,410,339	244,420
Cash and cash equivalents at end of period	$1,517,780	$305,871
* As adjusted to reflect the impact of the full retrospective adoption of IFRS 15.

Atlassian Corporation Plc
Reconciliation of IFRS to Non-IFRS Results
(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended September 30,
	2018	2017
		*As Adjusted
Gross profit
IFRS gross profit	$222,107	$155,390
Plus: Share-based payment expense	3,519	2,992
Plus: Amortization of acquired intangible assets	5,351	5,293
Non-IFRS gross profit	$230,977	$163,675
Operating income
IFRS operating loss	$(192)	$(20,289)
Plus: Share-based payment expense	48,380	44,125
Plus: Amortization of acquired intangible assets	14,339	14,315
Non-IFRS operating income	$62,527	$38,151
Net income
IFRS net loss	$(242,445)	$(11,470)
Plus: Share-based payment expense	48,380	44,125
Plus: Amortization of acquired intangible assets	14,339	14,315
Plus: Non-coupon impact related to exchangeable senior notes and capped calls	244,686	—
Less: Income tax effects and adjustments	(15,734)	(14,502)
Non-IFRS net income	$49,226	$32,468
Net income per share
IFRS net loss per share - diluted	$(1.03)	$(0.05)
Plus: Share-based payment expense	0.20	0.18
Plus: Amortization of acquired intangible assets	0.06	0.06
Plus: Non-coupon impact related to exchangeable senior notes and capped calls	1.03	—
Less: Income tax effects and adjustments	(0.06)	(0.06)
Non-IFRS net income per share - diluted	$0.20	$0.13
Weighted-average diluted shares outstanding
Weighted-average shares used in computing diluted IFRS net loss per share	236,219	228,156
Plus: Dilution from share options and RSUs (1)	10,576	12,617
Weighted-average shares used in computing diluted non-IFRS net income per share	246,795	240,773
Free cash flow
IFRS net cash provided by operating activities	$84,929	$65,249
Less: Capital expenditures	(10,716)	(2,564)
Free cash flow	$74,213	$62,685
* As adjusted to reflect the impact of the full retrospective adoption of IFRS 15.
(1) The effects of these dilutive securities were not included in the IFRS calculation of diluted net loss per share for the three months ended September 30, 2018 and 2017 because the effect would have been anti-dilutive.

Atlassian Corporation Plc
Reconciliation of IFRS to Non-IFRS Financial Targets
(U.S. $)

	Three Months Ending December 31, 2018	Fiscal Year Ending June 30, 2019
Revenue	$287 million to $289 million	$1,175 million to $1,183 million

IFRS gross margin	83%	82% to 83%
Plus: Share-based payment expense	1	1
Plus: Amortization of acquired intangible assets	2	2
Non-IFRS gross margin	86%	85% to 86%

IFRS operating margin	(6%)	(7%)
Plus: Share-based payment expense	20	21
Plus: Amortization of acquired intangible assets	8	6
Non-IFRS operating margin	22%	20%

IFRS net loss per share - diluted	($0.07)	($1.30)
Plus: Share-based payment expense	0.23	0.97
Plus: Amortization of acquired intangible assets	0.09	0.28
Plus: Non-coupon impact related to exchangeable senior notes and capped calls	0.03	1.08
Less: Income tax effects and adjustments	(0.07)	(0.25)
Non-IFRS net income per share - diluted	$0.21	$0.78

Weighted-average shares used in computing diluted IFRS net loss per share	238 million to 239 million	238 million to 240 million
Dilution from share options and RSUs (1)	11 million	12 million
Weighted-average shares used in computing diluted non-IFRS net income per share	249 million to 250 million	250 million to 252 million

IFRS net cash provided by operating activities		$400 million to $410 million
Less: Capital expenditures		(40 million)
Free cash flow		$360 million to $370 million

(1) The effects of these dilutive securities are not included in our IFRS calculation of diluted net loss per share for the three months ending December 31, 2018 and fiscal year ending June 30, 2019 because the effect would be anti-dilutive.